UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                                March 15, 2005

                         Commission File Number 0-21392

                            AMARIN CORPORATION PLC
               (Translation of registrant's name into English)

                              7 Curzon Street
                              London W1J 5HG
                                 England
                   (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

               Form 20-F [X]       Form 40-F [   ]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                  Yes [   ]       No [X]



Attachment:

Material Events

(a) Amarin Corporation announces positive clinical data for Miraxion(TM) to treat unresponsive depression.


   This report on Form 6-K is hereby incorporated by reference in (a) the registration statement on Form F-3 (Registration No. 333-104748) of Amarin Corporation plc and in the prospectus contained therein, (b) the registration statement on Form F-3 (Registration No. 333-13200) of Amarin Corporation plc and in the prospectus contained therein, (c) the registration statement on Form F-3 (Registration No. 333-12642) of Amarin Corporation plc and in the prospectus contained therein, (d) the registration statement on Form F-3 (Registration No. 333-121431) of Amarin Corporation plc and in the prospectus contained therein and (e) the registration statement on Form F-3 (Registration No. 333-121760) of Amarin Corporation plc and in the prospectus contained therein,, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.



                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMARIN CORPORATION PLC

                                    By: /s/ JONATHAN LAMB
                                    Name: Jonathan Lamb
                                    Title: Secretary

Date: March 15, 2005



EXHIBIT INDEX




Index to Exhibits


Exhibit Item                      Sequentially Numbered Page

(a) Material event description                4





Contact:
Rick Stewart
Chief Executive Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com

Alan Cooke
Chief Financial Officer
Amarin Corporation plc
Phone: +44 (0) 207 907 2442
investor.relations@amarincorp.com



AMARIN CORPORATION ANNOUNCES ADDITIONAL POSITIVE CLINICAL DATA
FOR MIRAXION(TM) TO TREAT UNRESPONSIVE DEPRESSION
-- Consistent data in three Phase IIa clinical trials in depression patients with melancholic characteristics --


LONDON, United Kingdom, March 15, 2005 - Amarin Corporation plc (NASDAQSC:
AMRN) today announced positive data analysis from a third exploratory phase
IIa clinical trial using Miraxion to treat depression. Miraxion was used as adjunct therapy (with either SSRI's or tricyclics) in 115 patients with treatment-unresponsive depression in a 12-week double blind, placebo controlled clinical trial. The Hamilton Depression Rating Scale (HDRS) was used as the primary efficacy measure. Although in the whole group Miraxion did not show a significant difference over placebo, an exploratory analysis demonstrated significant superiority (p < 0.05) in the subgroup of depression patients
(n = 70) with melancholic characteristics using a repeated measurements design.

This sub-group of depression patients was defined by using select criteria from DSM-IV (Diagnostic and Statistical Manual of Mental Disorders - Fourth Edition) which is the main diagnostic reference of Mental Health professionals in the United States of America, published by the American Psychiatric Association, Washington D.C. Identical methodology was used to identify melancholic depression patients in the previously announced data analysis from the 77 patient monotherapy trial and the 70 patient adjunct therapy depression trial. The data from all three trials are consistent and show a significant clinical benefit using Miraxion in patients with depression with melancholic characteristics.

On 12th January 2005, Amarin announced data from a monotherapy clinical trial using Miraxion alone to treat depression patients. The monotherapy trial included 77 patients, of whom 39 patients were identified with melancholic depression characteristics. In this group, statistical significance (p=<0.05) was observed using the Bech scale (a sub-scale of HDRS) to measure affective core symptoms of depression. A third Phase IIa clinical trial with 70 treatment-unresponsive depression patients was also re-analyzed using identical symptom-specific methodology identifying 28 melancholic depression patients. Statistically significant data were again observed, using HDRS, from the reanalysis of the dataset from this published (Peet and Horrobin, 2002, Archives of General Psychiatry, volume 59, pages 913-919), randomized, placebo controlled clinical trial in treatment-unresponsive depression, where Miraxion was used as an adjunct therapy with standard depression treatments in a dose range from 1g - 4g per day.

It is estimated that depressed patients who are unresponsive to standard treatment and have melancholic depression symptoms may represent approximately 20-30% of all patients with depression.

Amarin filed a patent covering intellectual property related to the use of Miraxion in treatment-unresponsive depression in late 2004.

Rick Stewart, Chief Executive Officer of Amarin commented, "The exploratory analyses from three Phase IIa clinical trials have shown consistent positive data in the treatment of depressed patients with melancholic characteristics. The clinical benefits to patients with melancholic characteristics include reduction in the affective core symptoms of depression, such as depressed mood and guilt. There were no sexual dysfunction side effects, which are often prevalent with standard depression treatments. This positive data allows us to more accurately target patients with depression that may respond to Miraxion. We are now planning an additional, larger confirmatory Phase II clinical trial and we are seeking a development and marketing partner for Miraxion in depression."

About Amarin Corporation
Amarin Corporation plc is a neuroscience company focused on the research, development and commercialization of novel drugs for the treatment of central nervous system disorders. Miraxion, Amarin's lead development compound, is in phase III development for Huntington's disease and in phase II development for treatment-unresponsive depression.

For press releases and other corporate information, visit our website at http://www.amarincorp.com.

Statements in this press release that are not historical facts are forward-looking statements that involve risks and uncertainties which may cause the Company's actual results in future periods to be materially different from any performance suggested herein. Such risks and uncertainties include, without limitation, the inherent uncertainty of pharmaceutical research, product development and commercialization, the impact of competitive products and patents, as well as other risks and uncertainties detailed from time to time in periodic reports. For more information, please refer to Amarin Corporation's Annual Report for 2003 on Form 20-F and its Form 6-Ks as filed with the U.S. Securities and Exchange Commission. The Company assumes no obligation to update information on its expectations.